Grubb and Nadler Inc
Profit & Loss
January through April 2022

	TOTAL
Ordinary Income/Expense	
Income	
RETAIL SALES - FGG MDR	424,153.31
RETAIL SALES- GNN	1,814,817.62
RETAIL SALES - FGG SF	1,595,416.24
Total Income	3,834,387.17
Cost of Goods Sold	
COST OF GOODS SOLD	1,074,420.56
MERCHANT ACCOUNT FEES	51,454.89
Total COGS	1,125,875.45
Gross Profit	2,708,511.72
Expense	
ADVERTISING AND PROMOTION	29,195.96
AUTOMOBILE EXPENSE	99,670.37
BUSINESS LICENSES AND PERMITS	1,498.40
INSURANCE EXPENSE	33,993.02
INTEREST EXPENSE	41,149.73
MERCHANDISING EXPENSE	15,457.43
OFFICE/BUSINESS EXPENSES	261,342.94
OUTSIDE SERVICES	77,274.24
PAYROLL	1,434,298.61
TAXES AND PERMITS	14,239.60
TRAVEL EXPENSE	31,206.36
UTILITIES	94,187.61
Total Expense	2,133,514.27
Net Ordinary Income	574,997.45
Other Income/Expense	
Other Income	
Dividends	6,371.13
INTEREST INCOME	0.11
Other Misc. Income	-35.00
Total Other Income	6,336.24
Net Other Income	6,336.24
Net Income	**581,333.69**

Grubb and Nadler Inc
Balance Sheet
As of April 30, 2022

	Apr 30, 22
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking - GN 2197	565,963.82
Chase Saving - GN 0061	1,500.34
GNN Checking - BofA - 11586	4,788.33
NRB Checking - 9835	26,220.23
Petty Cash - GNN	1,617.81
Petty Cash - RETAIL	3,933.63
Cash Register - MDR	625.43
Total Checking/Savings	604,649.59
Accounts Receivable	432,599.10
Other Current Assets	
Undeposited Funds	36,401.10
Cash in safety deposit box	1,100.00
Cash Clearing	45,683.47
Cash Clearing - WEB	2,894.69
Cash Clearing - MDR	35,245.43
Cash Clearing - FGG	52,684.42
True up MDR	4,554.66
A/R RETAIL	1,067.87
Trade Receivable - GNN	46,802.05
INVENTORY ASSET	5,549,417.90
Accrued Health Insurance	16,776.76
Prepaid Insurance Premium	8,693.40
Total Other Current Assets	5,801,321.75
Total Current Assets	6,838,570.44
Fixed Assets	
Kubota - SVL65-2	50,475.40
Skid Steer Loader 2021	40,680.54
2021 Kubota B2601HSD-1/RTV-X900	32,753.31
2020 Hyster Forklift	29,779.80
2020 Mercedes M3CA76	62,800.06
2020 MARIOTTI MODEL ME8C FORKLI	37,279.80
Skid Steer	60,262.30
2010 Toyota Corolla	12,696.76
2016 Mercedes Sprinter Van	43,768.66
2018 Toyota Hino	93,173.93
ACCUMULATED DEPRECIATION	-478,194.07
Bobcat S300 (South)	38,596.00
FURNITURE AND EQUIPMENT	23,857.88
Hyster Forklift (north)	27,810.00
Kubota L2501DT-R1 & 4WD TRACTOR	36,566.97
Kubota RTV-X1140	34,091.35
Kubota Tractor	88,122.95
Land & Buildings	4,044.00
Machinery & Equipment	91,503.72
OTHER FIXED ASSETS	334,371.51
POS system	28,786.61
VEHICLES - MDR	15,000.00
FURNITURE AND FIXTURES -MDR	50,000.00
Total Fixed Assets	758,227.48

Grubb and Nadler Inc
Balance Sheet
As of April 30, 2022

	Apr 30, 22
Other Assets	
Purchase - MDR	1,942,690.67
SECURITY DEPOSIT ASSET	18,755.07
Total Other Assets	1,961,445.74
TOTAL ASSETS	**9,558,243.66**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	433,510.76
Credit Cards	
CREDIT CARDS	48,553.53
Total Credit Cards	48,553.53
Other Current Liabilities	
Payroll Clearing	344.06
Accrued Insurance Payable	344.42
Deposits Received on Acct - SF	20,831.46
Gift Cert Outstanding -SF	234,587.53
Gift Cert Outstanding - MDR	52,307.58
Store Credits Outstanding MDR	11,795.26
Store Credits Outstanding SF	121,449.25
LiveOak Loan 112056	2,348,000.00
American AGCredit Credit Line	1,100,000.00
American Ag - TI Loan	134,349.26
LOAN - DJ	335,000.00
LOAN - GRUBB	46,480.19
LOAN - NADLER	154,872.15
Intercompany receivable	1,273,790.47
LOANS VEHICLES & EQUIPMENT	
Mercedes 2020	43,207.01
Toyota Hino	14,384.77
Kubota Tractor -2017	0.73
Kubota RTV-X1140 Loan	3,863.73
WFB Loan - Skid Steer	8,426.00
Kubota L2501DT-R1/TRACTOR Loan	14,201.97
Kubota - 4WD Tractor	17,009.85
Kubota Tractor Loans 2021	25,245.04
US Bank Skid Steer Loader 2021	34,216.94
Kubota - SVL65-2 - 2021	40,958.69
US Bank Loan Forklift 2020	46,316.72
Total LOANS VEHICLES & EQUIPMENT	247,831.45
Sales Tax owed	-115,100.47
SALES TAX PAYABLE	52,501.75
Total Other Current Liabilities	6,019,384.36
Total Current Liabilities	6,501,448.65
Long Term Liabilities	
SBA EIDL Loan	149,900.00
CARES Deferred Payroll Taxes	56,088.18
Total Long Term Liabilities	205,988.18
Total Liabilities	6,707,436.83

Grubb and Nadler Inc
Balance Sheet
As of April 30, 2022

	Apr 30, 22
Equity	
Treasury Stock	-118,063.74
Common Stock	679,794.95
RETAINED EARNINGS	1,707,741.93
Net Income	581,333.69
Total Equity	2,850,806.83
TOTAL LIABILITIES & EQUITY	**9,558,243.66**

Grubb and Nadler Inc
Statement of Cash Flows
January through April 2022

	Jan - Apr 22
OPERATING ACTIVITIES	
Net Income	581,333.69
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	2,668,313.41
INVESTING ACTIVITIES	-2,131,943.51
Net cash increase for period	536,369.90
Cash at beginning of period	104,680.79
Cash at end of period	**641,050.69**